Exhibit 99.1

  No. 24/09

IAMGOLD SECOND QUARTER 2009 FINANCIAL RESULTS TO BE RELEASED
BEFORE MARKET OPENS ON AUGUST 6, 2009

Toronto, Ontario, July 13, 2009 – IAMGOLD Corporation will release second quarter 2009 financial results before the market opens on Thursday August 6, 2009.

A conference call will be held on Thursday, August 6, 2009 at 11:00 a.m. (Eastern Standard Time) to provide highlights from this quarter.  A webcast of the conference call will be available through the Company’s website – www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-866-551-1530 or 1-212-401-6700
Passcode: 2878668#

A replay of this conference call will be available from 2:00 p.m. August 6 to August 31, 2009.  Access this replay by dialing:

North America toll-free: 1-866-551-4520 or 1-212-401-6750, passcode: 252743#

For further information please contact:

IAMGOLD Corporation:

Tamara Brown
Director, Investor Relations
Tel: 416 360 4743 Toll-free: 1 888 464 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.